Exhibit 99.1

Send Sprott a Message – “No Means No” Reject Sprott’s Offer – DO NOT TENDER your Units WITHDRAW your Units if Already Tendered

September 28, 2015

Dear Fellow Unitholders,

As you may know, Sprott recently announced a fourth extension of their inadequate, hostile offer to acquire your Units. They have made no improvement to the terms of their offer, which is now set to expire on October 9, 2015. The reason for this latest extension is clear: despite bombarding Unitholders with a drawn out smear campaign against GoldTrust, its Trustees and its administrator, and despite paying brokers to convince their clients to tender, Sprott has failed by a substantial margin to achieve sufficient support from GoldTrust Unitholders to complete their offer. Sprott’s offer cannot succeed unless 66 2/3% of the Units are actually tendered, which has not been achieved.

Over the next few weeks, Sprott will undoubtedly continue to harass you and spread misinformation. Don’t be fooled, the facts haven’t changed: retaining your GoldTrust Units remains a clearly superior alternative to Sprott’s inadequate offer, which is solely driven by their desperate desire to increase their assets under management and reverse the precipitous decline in their fee revenue, which has dropped by almost 40%[1] since 2012.

In order to continue to benefit from GoldTrust’s much lower management fees2, superior bullion security and safeguards, tax-efficient structure and best-in-class governance, you must continue to REJECT Sprott’s offer by NOT TENDERING your Units and WITHDRAWING your Units if already tendered. Don’t be talked into tendering by your broker – Sprott is paying brokers to convince Unitholders to tender, and brokers are only being paid on Units tendered. To withdraw your Units, contact D.F. King & Co at 1-800-251-7519.

Reasons to Reject Sprott’s Offer

➢ Sprott has made no improvement to the terms of their offer – they are still offering NO material premium

➢ Sprott’s offer is solely motivated by its desire to generate higher management fees for Sprott, to the detriment of Unitholders

➢ Sprott Physical Gold Trust charges 75% higher management fees than GoldTrust[2]

➢ Sprott Physical Gold Trust offers less bullion security than GoldTrust

➢ Sprott Physical Gold Trust provides investors with virtually no voting or other governance rights and no ability to replace Sprott as its manager

➢ GoldTrust intends to implement an enhanced cash redemption feature available to all Unitholders at 95% of NAV once the Sprott offer is defeated or with the support of Unitholders to reduce the current discount to NAV

➢ Sprott has a poor track record of managing investors’ capital

▲ Sprott’s own investors want out and have redeemed almost 25% of the units of Sprott Physical Gold Trust over the past two years

▲ Sprott’s managed funds have significantly underperformed their respective benchmarks and Sprott Inc. has lost almost 80% of its value since its IPO in 2008[3]

➢ Sprott’s offer may result in tax liability for certain U.S. Unitholders

THE CHOICE IS CLEAR: REJECT Sprott’s offer – DO NOT TENDER your Units WITHDRAW YOUR UNITS if already tendered For more information, please visit www.gold-trust.com

GoldTrust also has learned that some brokers may have misled their Unitholder clients into believing that they must choose one of the two tendering options, and could not “do nothing” in response to Sprott’s offer. GoldTrust Unitholders are reminded that they are NOT REQUIRED to tender their Units to Sprott, regardless of what brokers may say. If instructed by a broker that tendering is required or that Unitholders cannot “do nothing,” please contact Marcus Campbell at D.F. King immediately at (647) 351-3085 x7156 or mcampbell@dfking.com for assistance.

Unitholders who have tendered to Sprott’s offer are urged to withdraw their Units as soon as possible. Sprott currently holds an irrevocable power of attorney with respect to your Units, purportedly allowing them to effect significant changes to GoldTrust, despite the fact that their offer has thus far been unsuccessful and you haven’t been paid for your Units. Don’t be stuck in limbo indefinitely – withdraw your Units immediately to protect your ownership interest.

It is time to send a message to Sprott that “no means no” and that this abusive offer should be terminated – DO NOT TENDER your Units and WITHDRAW your Units if already tendered.

More detailed information regarding Sprott’s offer and the reasons for your Trustees’ recommendation to GoldTrust unitholders to REJECT Sprott’s offer can be found on GoldTrust’s website at www.gold-trust.com or www.goldtrust.ca. Unitholders are urged to read the documents provided on our website in detail before making any decision about Sprott’s offer.

Your Trustees continue to recommend that Unitholders REJECT Sprott’s offer, TAKE NO ACTION, DO NOT TENDER their Units to Sprott’s offer and WITHDRAW their Units if already tendered.

Thank you for your consideration of these concerns, and we thank you for your continued support of Central GoldTrust.

Sincerely,

Bruce Heagle Chair of the Special Committee of the Board of Trustees	J.C. Stefan Spicer Founder, Chairman and CEO

For up to date information we strongly encourage Unitholders to please visit

www.gold-trust.com or www.goldtrust.ca

Or call GoldTrust directly at 905-304-4653 (GOLD) or 905-648-7879

Unitholders who have already tendered to Sprott’s offer can withdraw their Units by contacting D.F. King & Co at 1-800-251-7519, or via email at inquiries@dfking.com

REJECT THE SPROTT OFFER - TAKE NO ACTION

DO NOT TENDER YOUR UNITS & WITHDRAW YOUR UNITS IF ALREADY TENDERED

If you have already tendered your Units to Sprott’s offer, you can withdraw your Units by contacting your broker or
D. F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com

About Central GoldTrust

GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At September 25, 2015, the GoldTrust Units were 99.7% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Additional Information and Where to Find It

The recommendation of the Trustees described herein is contained in the Trustees’ Circular, which has been filed with Canadian securities regulatory authorities and is also contained in the solicitation/recommendation statement filed with the Securities and Exchange Commission (“SEC”). Unitholders are urged to read the Trustees’ Circular and the solicitation/recommendation statement and other relevant materials because they contain important information. The Trustees’ Circular and other filings made by GoldTrust with Canadian securities regulatory authorities since 2003 may be obtained without charge at http://www.sedar.com and at the investor relations section of the GoldTrust website at http://www.gold-trust.com/news.htm. The solicitation/recommendation statement and other SEC filings made by GoldTrust may be obtained without charge at the SEC’s website at http://www.sec.gov and at the investor relations section of the GoldTrust website at http://www.goldtrust.com/news.htm.

Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” under United States federal securities laws and “forward-looking information” under Canadian securities laws (collectively, “Forward-Looking Statements”), including those related to: the intention of the Trustees to implement an enhanced cash redemption feature; the reasons of the Board of Trustees for recommending to Unitholders the rejection of Sprott’s offer, not taking any action with respect to Sprott’s offer, not tendering any Units to Sprott’s offer and withdrawing any Units already tendered to Sprott's offer; the anticipated costs, risks and uncertainties associated with Sprott’s offer, including any anticipated impacts on bullion security, governance and Unitholder rights, potential tax risks, leverage to rising gold prices and fees to be collected by Sprott; the anticipated timing, mechanics, completion and settlement of Sprott’s offer; the value of the Sprott Physical Gold Trust units that would be received as consideration under Sprott’s offer; the ability of Sprott to complete the transactions contemplated by Sprott’s offer; any anticipated results or performance of Sprott Physical Gold Trust or any other affiliates of Sprott; any anticipated changes to the market price of Sprott Physical Gold Trust units or any other securities of Sprott and their affiliates; and any anticipated future prices of gold and the units. GoldTrust cautions investors about important factors that could cause actual results or outcomes to differ materially from those expressed, implied or projected in such Forward-Looking Statements. Such Forward-Looking Statements involve projections, estimates, assumptions, known and unknown risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such Forward-Looking Statements or otherwise be materially inaccurate. No assurance can be given that these projections, estimates, expectations or assumptions will prove to be correct and any Forward-Looking Statements included in this press release should not be unduly relied upon. These Forward-Looking Statements speak only as to GoldTrust’s beliefs, views, expectations and opinions as of the date of this press release. Except as required by applicable securities laws, GoldTrust does not intend and does not assume any obligations to update or revise these Forward-Looking Statements, whether as a result of new information, future events or otherwise. In addition, this press release may contain Forward-Looking Statements drawn from or attributed to third party sources. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.

1 ~40% reduction in fee revenue calculated based on the total reported revenues from “Management fees” and “Performance fees” by Sprott Asset Management LP for fiscal year 2012 and for the six months ended June 30, 2015 (annualized).

2 Calculated based on the administrative/management fees incurred over the twelve-months ended June 30, 2015, divided by the average end-of-month NAV for the same entity over the same period. This yields a management expense ratio of 0.35% for Sprott Physical Gold Trust and 0.20% for GoldTrust. Administration/management fees are taken directly from the respective financial statements of Sprott Physical Gold Trust and GoldTrust and historical monthly NAV data is sourced from Bloomberg.

3 ~80% reduction in Sprott Inc.’s value calculated based on the share price as at September 25, 2015, and the IPO issue price announced by Sprott Inc. on May 15, 2008.

REJECT THE SPROTT OFFER - TAKE NO ACTION

DO NOT TENDER YOUR UNITS & WITHDRAW YOUR UNITS IF ALREADY TENDERED

If you have already tendered your Units to Sprott’s offer, you can withdraw your Units by contacting your broker or
D. F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com